Thacher
  Proffitt
----------

                                                    Thacher Proffitt & Wood LLP
                                                 1700 Pennsylvania Avenue, N.W.
                                                                      Suite 800
                                                           Washington, DC 20006
                                                                 (202) 347-8400

                                                            Fax: (202) 626-1930
                                                                    www.tpw.com


                                            June 1, 2007


VIA EDGAR AND HAND DELIVERY
---------------------------

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

      Re:    Westborough Financial Services, Inc.
             Schedule 14A, Amendment No. 2
             Filed on May 16, 2007 (SEC File No. 0-27997)

Dear Mr. Lyon:

      This letter is submitted on behalf of Westborough Financial Services, Inc. (the "Company") in response to the letter dated May 29, 2007 from the staff of the Securities and Exchange Commission (the "Staff") transmitting their comments to the above-referenced filing.

      Your specific requests for information are set forth verbatim below, followed by the Company's response.

Proxy Statement
---------------
General
-------

1. We note your response to our prior comment number 2. Please supply us supplementally with the schedules referenced in Section 1.4 of the agreement. You may send this with a Request for Confidential Treatment.

      The disclosure schedules to the merger agreement, along with a Request for Confidential Treatment, have been provided supplementally to the Staff.

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 1, 2007                                                             Page 2

Appraisal Rights, page 14
-------------------------

2. Revise the third bullet on page 15 to disclose the "other procedures" or add a cross-reference to the location of the "other procedures" elsewhere in the Proxy Statement.

      The referenced bullet has been revised to include a cross-reference to the "Appraisal Rights" section of the proxy statement. Disclosure has also been added to the "Appraisal Rights" section on page 72 to more fully describe the "other procedures" required by Part 13 of the Massachusetts Business Corporation Act.

Background on Remutualization Transactions, page 26
---------------------------------------------------

3. Please delete the word "properly" from the end of the ninth line of text on page 27.

      The word "properly" has been deleted from the referenced sentence, which now reads as follows:

      "Westborough Financial's book value has increased since the offering primarily through retention of earnings, and this increase has been allocated to all of the outstanding shares, so that each of the minority stockholders and Westborough MHC has received a proportionate increase in the book value represented by their shares."

Background of the Merger, page 30
---------------------------------

4. Describe management's consideration of the merger situation subsequent to April 30, 2007 and otherwise update this section as need be.

      Please be advised that, because no additional developments have taken place with respect to the merger or alternative offers subsequent to April 30, 2007 other than events that are already described in the proxy statement (the amendment of the merger agreement and the waiver of Westborough Bancorp, MHC's voting agreement), management has had no additional consideration of the merger situation. For that reason, no disclosure has been added to the proxy statement.

5. Please advise us, with consideration to disclosure in the filing, how management intends to inform shareholders of possible alternative offers and board consideration that takes place between the date of the proxy statement and the time of the meeting.

      Please be advised that the Company is aware of its responsibility to provide shareholders with material information that may arise so that the statements included in the proxy statement are not misleading. Management intends to communicate any material change to shareholders by filing additional proxy materials with the Securities and Exchange Commission and, if necessary, mailing supplemental proxy materials to shareholders.

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 1, 2007                                                             Page 3

                                     * * *

      We believe that these responses and revisions to the proxy statement are fully responsive to your comments. Please be advised that the Company plans to file definitive proxy materials and mail to shareholders during the week of June 11, 2007. We look forward to your prompt review of this submission.

      Should you have any questions or require additional information regarding the foregoing, please do not hesitate to contact the undersigned or Michael P. Seaman at (202) 347-8400.

                                       Very truly yours,

                                       THACHER PROFFITT & WOOD LLP

                                       BY: /S/ RICHARD A.  SCHABERG
                                           ------------------------
                                           Richard A. Schaberg


cc:   Joseph F. MacDonough
      President and Chief Executive Officer
      Westborough Financial Services, Inc.